 Exhibit 99.1

NIO Inc. Provides September and Third Quarter 2021 Delivery Update

Company Achieved New Record-High Monthly and Quarterly Deliveries

• NIO delivered 10,628 vehicles globally in September 2021, increasing by 125.7% year-over-year

• NIO delivered 24,439 vehicles in the three months ended September 2021, increasing by 100.2% year-over-year

• Cumulative deliveries of the ES8, ES6 and EC6 as of September 30, 2021 reached 142,036

SHANGHAI, China, Oct. 01, 2021 (GLOBE NEWSWIRE) -- NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer and a leading company in the premium smart electric vehicle market in China, today announced its September 2021 delivery results.

With the concerted efforts of NIO teams and supply chain partners, NIO delivered 10,628 vehicles globally in September 2021, an all-time high monthly record representing a robust growth of 125.7% year-over-year. The deliveries consisted of 1,978 ES8s, the Company’s six-seater or seven-seater flagship premium smart electric SUV, 5,260 ES6s, the Company’s five-seater high-performance premium smart electric SUV, and 3,390 EC6s, the Company’s five-seater premium smart electric coupe SUV. NIO delivered 24,439 vehicles in the third quarter of 2021, representing an increase of 100.2% year-over-year and exceeding the higher end of the Company’s quarterly guidance. As of September 30, 2021, cumulative deliveries of the ES8, ES6 and EC6 reached 142,036 vehicles.

On September 30, 2021, NIO opened its NIO House and completed its first batch of vehicle deliveries in Norway.

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market in China. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells premium smart electric vehicles, driving innovations in next-generation technologies in autonomous driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as its industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as its proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS. NIO launched the ES8, a seven-seater flagship premium smart electric SUV in December 2017, and began deliveries of the ES8 in June 2018 and its variant, the six-seater ES8, in March 2019. NIO launched the ES6, a five-seater high-performance premium smart electric SUV, in December 2018, and began deliveries of the ES6 in June 2019. NIO launched the EC6, a five-seater premium smart electric coupe SUV, in December 2019, and began deliveries of the EC6 in September 2020. NIO launched the ET7, a flagship premium smart electric sedan, in January 2021.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8, ES6, EC6 and ET7; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

For investor and media inquiries, please contact:

NIO Inc.

Investor Relations

Tel: +86-21-6908-2018

Email: ir@nio.com

Source: NIO